A video-centric, business-to-business networking platform connecting companies to the world.

ISSUER PIXEL™

Because an alternative does not exist…

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Investor Contact
David N. Baker, CEO
dnb@issuerpixel.com
[redacted]

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A video-centric, B2B networking platform, connecting companies to the world
ISSUER PIXEL
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Private Profile
Welcome, John Doe
CEO, Tech LLC
Industry
Aerospace
Industry
Company Characteristics
Video
Audio
Fundamentals
Market
Techincal
All
Industry
Sector
Sub-Sector
Group
Sub-Group
Echelon
Aerospace
Military
Helicopters
Attack Helicopters
Manufacturer
Systems
Sub-Echelon
Tier
Sub-Tier
Layer
Sub-Layer
Deck

Video and Audio Content Is Growing Rapidly

- **59%** of executives would rather watch a video than read text - *Worldstream*
- **81%** of businesses use video as a marketing tool, up from 63% over the last year - *Hubspot*
- **By 2022**, online videos will make up more than **82%** of all consumer internet traffic, 15 times higher than it was in 2017 - *Cisco*



YouTube Video Growth Per Year
1,600,000,000
1,400,000,000
1,200,000,000
1,000,000,000
800,000,000
600,000,000
400,000,000
200,000,000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Problem: Companies

- Companies do not have an existing **video/audio platform** that is **company and industry-specific.**

- Most companies **do not have a centralized media library to structure and organize** their internal and external video/audio content.

- **Companies have difficulty being found** by investors, partners, and customers globally, including micro/small/mid-cap public, private, venture stage, foreign, and cryptocurrency companies.

- Companies **do not have an economic way to achieve or measure visibility**, and drive investors, partners, and customers to their business, website, crowdfunding platform, or traded security.



Company

Problem: Users

- Investors **do not have a centralized video/audio platform to efficiently find** relevant video content globally by company Industry, Sector, Group or at any Product/Service level within an industry - YouTube and Vimeo produce disparate and irrelevant results.

- Conducting onsite diligence on a company is **expensive and timely due to travel.**

- **Difficult to identify exact competitors and associated video, audio,** and metadata within an industry at a highly granular level.

- Challenging to **communicate** with companies.



User

Users Include
- Investors
- Partners
- Customers
- Other Companies

Problem: YouTube and Google Video Use Cases

Disparate and Irrelevant Results Regarding Issuers and Sectors

Situation

An investor, partner, or suitor is interested in video and audio content of companies that produce turbofans for jets. The investor searches desired content on YouTube and Google Video.

Issuer-Specific Problem

YouTube and Google Video is not company-specific and returns a variety of **dated** video and audio content. Minimal content relates to companies *(i.e. Pratt & Whitney),* but most results are non-company related *(educational material)*.

Industry & Size Problem

Micro/small/mid-cap public, private, venture stage, and foreign turbofan companies and sectors do not populate in the search results or are extremely hard to find *(i.e Powerjet, Kilmov).*



Turbofan Jet Companies
Pratt & Whitney's Geared Turbofan™ Engine Revolutionizing Aviation
72K views • 4 years ago
Pratt & Whitney
Pratt & Whitney's Geared Turbofan engine is revolutionizing modern flight as the most efficient, quietest, most sustainable engine ...
4:19
Jet Engine, How it works ?
11M views • 5 years ago
Learn Engineering
Help us to make future videos for you. Make LE's efforts sustainable. Please support us at Patreon ...
CC
5:21
Turbojet or Turbofan - Turbine Engines : A Closer Look
54K views • 9 years ago
AgentJayZ
Following last week's review, we take a closer look at the various typres of large gas turbine engines and how they are modified ...
9:24
How does an engine work
5.5M views • 6 years ago
Safran

Problem: Dailymotion Use Case

Disparate and Irrelevant Results Regarding Issuers and Sectors

Situation

An investor, partner, or suitor is interested in video and audio content of companies that produce Acetaminophen. The investor searches desired content on Dailymotion.

Issuer-Specific Problem

Dailymotion is not company-specific and returns a variety of dated video and audio content. Minimal content relates to companies and most results are non-company related *(news and educational material)*.

Industry & Size Problem

Micro/small/mid-cap public, private, venture stage, and foreign acetaminophen companies and sectors do not populate in the search results or are extremely hard to find.



dailymotion
Acetaminophen companies
Videos
Channels
Playlists
41 results for Acetaminophen companies
0:56
A RISKY PAIN RELIEVER
Acetaminophen Linked to Risk-Taking Behavior
Amaze Lab
4 months ago | 3 views
1:10
Mother's Acetaminophen Use During Pregnancy May Increase Risk Of Behavioral Problems In Kids
Geo Beats
4 years ago | 31 views
1:18
newsbreaker
Study Finds Acetaminophen Dulls Senses Including Joy and Happiness
Newsbreaker on Ora.tv
6 years ago | 18 views
1:14
TYLENOL
Acetaminophen Shown To Temper Positive Emotions
Geo Beats
6 years ago | 10 views

Solution

A video-centric, business-to-business networking platform connecting companies to the world.



Company
ISSUER PIXEL
Network
User

Companies Upload Video/Audio Content and Communicate with Users

Users Search Video/Audio Content and Communicate with Companies

Company Benefits

- **Centralized library** to store, manage, and organize all company video/audio content.
- **Visibility –** share, multicast, and boost global exposure, cost effective and scalable.
- **Video/audio search engine to discover** other companies at a granular level.
- **Communications** with investors, suppliers, partners, and customers.

User Benefits

- **Find companies' video and audio** by utilizing extremely specific criteria.
- **Reduce diligence time** and eliminate travel.
- **Understand** a company based on depth of video/audio content, rather than SEC filings.

Key Investor

“Issuer Pixel is the perfect solution amidst the growing trend of companies looking to provide video-based content in order to connect and provide information to their investors, partners, and customers. There is tremendous value in having content organized in a logical methodology for users, thereby allowing it to reach the target audience.”



Steve Shum
CEO
INVO Bioscience, Inc.
(NASDAQ: INVO)
Investor


IssuerPixel
https://issuerpixel.com
ISSUER PIXEL
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Industry
Company Characteristics
Video Criteria
Audio Criteria
Fundementals
Market
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Social
All
Industry
Aerospace
Sector
Military
Sub-Sector
Helicopters
Group
Attack Helicopters
Sub-Group
Manufacturer
Echelon
Systems
Sub-Echelon
Tier
Sub-Tier
Layer
Sub-Layer
Deck
Sub-Deck
Floor
Sub-Floor
Basement
Sub-Basement
Mine
Industry
AEROSPACE
Sector
MILITARY
Sub - Sector
HELICOPTERS
Group
ATTACK HELICOPTERS
Sub - Group
MANUFACTURER
Echelon
SYSTEMS
FILTERS APPLIED:
Echelon
Public Company
Country : USA
Number of Employees: 100-1000
Public Trading and Reporting
Conglomerate: Yes
Product Patents
NASDAQ
Company Overview
search current results
SORT BY:
publish date
Advanced Tech
13.3k views | 8 months ago
DATABASE SYSTEMS INC
Boards Line Productions
13.3k views | 8 months ago
DATABASE SYSTEMS
How It's made
13.3k views | 8 months ago
DATABASE SYSTEMS
Testing Videos
13.3k views | 8 months ago
DATABASE SYSTEMS


Aerospace
Miltary
Civil
Reconnaissance/ Surveillance
Refueling
Training/ Trainers
Transport
Unmanned Aerial Vehicles
Bombers
Fighters
Helicopters
Attack Helicopter
Transport Helicopter
Observation Helicopter
Utility Helicopter
Maritime Helicopter
Multi-Role Helicopter
Search & Rescue Helicopter
Manufacturer
Design & Engineering
Maintenance, Repair and Overhaul
Testing
Certification
OEM
Components
Systems
Software
Hardware
Physical
Mechanical
Electronic
GENERIC COMPANY
GENERIC COMPANY
CORP
ABC
GENERIC COMPANY
Advanced Tech
13.3k views | 8 months ago
DATABASE SYSTEMS INC
Boards Line Productions
13.3k views | 8 months ago
DATABASE SYSTEMS
How It's made
13.3k views | 8 months ago
DATABASE SYSTEMS
Testing Videos
13.3k views | 8 months ago
DATABASE SYSTEMS

Industry Classification

Issuer Pixel's proprietary, patent pending technology organizes video and audio content by industry

ISSUER PIXEL

Home Screener FAQ Contact Us Issuer Login / Signup

GENERIC COMPANY
A B C

Message Company

Video Audio Documents

Search Company Videos

Company's Taxonomy

Aerospace → Miltary → Helicopters → Attack Helicopters → Manufacturer → Systems

Company Details

1242 Lake Washington
Kirkland, WA 98335

(425) 450 - 1400

https://www.genericcompany.com

CEO: John Smith
Type: Private Domestic (USA)
Legal Entity Type: LLC
Audited Financials: Yes
Intellectual Property: Design Patent
Financing in Last 6 Months: No
Number of Shareholders: 5,000
Most Recent Valuation: $250 Million
View All Company Characteristics

Videos	Company	Video Title	Video Subject	Date	Views
	Generic Company	Increasing Importance of Informatics on Aerospace	CEO Interview	11/18/2020	7,824
	Generic Company	Motherboard Assembly	Standards Board Approval-Technology	1/02/2021	42,304
	Generic Company	Manufacturing Process	Government Approval of Product/Service	1/24/2021	9,482
	Generic Company	Software Review	Product Service Intro	3/1/2021	54,547
	Generic Company	Shareholders Meeting	Annual Shareholder Meeting	3/15/2021	8,142

Company Profile

Investors can view company profiles which contain granular characteristics of each company, as well as a list of video and audio content.

Total Available Market: Number of Companies Globally



Domestic Companies

Over **1,288,963** Domestic Companies
More than 10 Employees
-Census Bureau

25,327 Public Companies
- NYSE, NYSE American, NASDAQ, OTCQX, OTCQB, PINK SHEETS

1,263,636 Private Companies
More than 10 Employees



International Companies

Over **140,000,000** International Companies
More than 10 Employees
- Issuer Pixel Internal Estimates

630,000 Public Companies
- Investopedia

139,370,000 Private Companies
More than 10 Employees

Market Size: $130 Billion Total Available Global Market

$4.8 Billion Initial US Target Market

$2.5 Billion
Available
Company Market

$1.4 Billion
Available
User Market

$900 Million
Corporate Video
Sharing Ad Market

Business Model

Users

Freemium model

Promotional Services

Revenue for increased company visibility

Companies

Freemium model

Advertising

Revenue via ads on platform



Patent Pending Technology

- **1 Patent Issued: *SELF-BUILDING HIERARCHICALLY INDEXED MULTIMEDIA DATABASE***
- **1 Patent Pending**
- **5 More Patents Planned**

Patent pending technology leveraging the power of machine learning. Patent strategy is Omnibus patent family with 1 patent issued, 1 patent pending, and 5 more patents being prepared and to be strategically filed.

Competitive Map


Abundant Video and Audio Content
*Google Videos
YouTube
dailymotion
Panopto
vimeo
brightcove
vbrick
Bloomberg
ISSUER PIXEL
• Video/Audio Library with Total Content Control
• Uniform and Relevant Video/Audio Search Results
• Global Visibility
• Commerce and Communications
All Content
Company Specific Content
**WISTIA
BARRON'S
yahoo! finance
MORNINGSTAR
LinkedIn
THOMSON REUTERS
MarketWatch
S&P Global
PitchBook
CrunchBase
Scarce Video and Audio Content

*Separate Video Product from YouTube

** Does not have a sharing and visibility component to their product

Organizational Structure



David Baker
CEO & Founder
Vadim Tarasov
CIO, Founder
Byron Kwok
CTO, Founder
David Guzy
CR&CO, Interim CFO, Founder
Daniel Clenzi
Customer Success Manager
Marketing Manager
Business Development Manager
Programmer #1
Programmer #2
Programmer #3
Full Stack Developer #1
Full Stack Developer #2
Full Stack Developer #3
Product Manager
Research Analyst #1
Research Analyst #2
Research Analyst #3
Research Analyst #4
Research Analyst #5
Research Analyst #6
Research Analyst #7

Use of Proceeds


Sales & Marketing
38%
Platform Design & Development
28%
Proprietary Content
28%
Working Capital
3%
Legal
(Intellectual Property,
Corporate, Securities)
3%

Timeline

- June 2020 — Software Development Begins
- October 2020 — Company Incorporated
- July 2021 — Notice Of Allowance For Approval Of First Patent
- July 2021 — Second Patent Filed
- August 2021 — Company Beta Launch
- September 2021 — Wefunder Financing
- March 2022 — Revenue Generation
- April 2022 — Investor Front End Launch

Companies and Users Growth Forecast


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
48,000
30,000
101,000
79,000
210,000
210,000
400,000
415,000
760,000
910,000
2022
2023
2024
2025
2026
Companies on Platform
Users on Platform

Exit Strategies

Acquisition

Financial Information Companies
- Thompson Reuters
- Bloomberg
- S&P Global
- Morningstar
- Refinitiv (London Stock Exchange)
- Dow Jones-NewsCorp (MarketWatch, Barrons)

Global Information Companies
- LexisNexis-Relx Group
- Wolters Kluwer
- Intapp
- Verisk

Consumer Video Platforms
- YouTube
- Vimeo
- DailyMotion

Social Media and Business Networking Platforms
- Facebook
- LinkedIn

Online Financial Websites
- Apollo Global (Private Equity Firm owns-Yahoo Finance and AOL Assets)

Public Offering
- IPO
- SPAC Merger
- Direct Listing



Founders



David Baker, CEO, Chief Product Architect and Founder
David co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems, Inc. David's 29-year career includes leading three hedge funds, proprietary trading, investment banking, and securities brokerage. He is responsible for the overall success of Issuer Pixel.



Vadim Tarasov, Chief Information Officer and Founder
Vadim has co-owned a software development company for 9 years and has developed software for start-ups and Fortune 500 companies. His expertise lies in assessing internal technological capabilities. Vadim is responsible for designing, leading and managing technology systems across all internal operations.



Byron Kwok , Chief Technology Officer and Founder
Byron has co-owned a software development company for 9 years His primary expertise lies in business-logic planning, database design and back-end development with a strong emphasis on secure, scalable architectural design. Byron is responsible for building the Issuer Pixel technology platform.



David Guzy, Chief Content & Research Officer, Interim Chief Financial Officer and Founder
David has Big Bank experience, and was Top Rated at Bank of America. David has operated a data and financial analytics consulting firm for 3 years. David is responsible for the design, construction, management of industry taxonomies, and content for the Issuer Pixel platform. He is also the interim CFO.

Advisors



Julio Gonzalez, Founder & CEO, Engineered Tax Services
Advisor

Mr. Gonzalez is the founder and CEO of Engineered Tax Services, Inc. (ETS). Named one of the Top 100 most influential people in Accounting, Mr. Gonzalez acquired The Growth Partnership, The Rosenberg Survey and ABLE CRM to establish the largest specialty tax and consultative firm to the CPA community nationwide. These tax services are critical to creating, preserving and maintaining U.S. based jobs.



Robert Pederson II, Founder & Former CEO, ZAGG Inc
Advisor and Investor

Mr. Pedersen was co-founder, CEO and Chairman of ZAGG, Inc (NASDAQ: ZAGG), growing the company from a startup to $265 Million of revenue in 8 years. Mr. Pedersen has been interviewed on national television shows including CNBC's Mad Money with Jim Cramer and Squawk Box. He has received many awards, including 2009 Earnst & Young's Entrepreneur of the Year and 2012 CEO of the Year presented by Utah Business Magazine.



David Collins, Managing Director , Catalyst IR
Advisor and Investor

Mr. Collins has 30+ years' experience as a private investor, entrepreneur and investor relations consultant. He has successfully guided and executed investor relations, corporate communications and social media programs for a diverse array of companies. Most notably, Mr. Collins represented Marvel Entertainment for ten years, from its emergence from bankruptcy through to its sale to Disney.

How We Win

- **Management team has successfully founded startups and has extensive experience** in financial services and SaaS applications. CEO co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems.

- A **multi-billion dollar global revenue opportunity** – for both domestic and international presence.

- **Multiple revenue streams**: Company Subscription Fee, User Subscription Fee, Advertising Revenue, and Promotional Services Revenue.

- Patent strategy protects Issuer Pixel's **intellectual property**, discouraging competition and encouraging potential acquisition.

- **Last Mover Advantage:** Attacking a large market with a unique approach - potential competitors have not signaled entry or awareness of this market.

Platform Demo Available Upon Request for Accredited and Institutional Investors

[Watch Our Video Here]

Investor Contact
David N. Baker, CEO
dnb@issuerpixel.com
[redacted]

Disclaimer

This presentation includes statements concerning the Company's expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance, or growth and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, readers and the audience can identify these forward-looking statements through the use of words or phrases such as "estimate," "expect," "anticipate," "intend," "plan," "project," "believe," "forecast," "should," "could," and other similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. The Company's expectations, beliefs, and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management's expectations, beliefs, or projections will result or be achieved or accomplished. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.

In addition to financial measures calculated in accordance with generally accepted accounting principles (“GAAP”), this presentation contains certain non-GAAP financial measures. The Company believes that such non-GAAP financial measures are useful because they provide an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of the Company’s ongoing operations, for measuring the Company’s cash flow and liquidity, and for comparing the Company’s financial performance to other companies. The Company’s management uses these non-GAAP financial measures for the same purpose, and for planning and forecasting purposes. The presentation of non-GAAP financial measures is not meant to be a substitute for financial measures prepared in accordance with GAAP.

This is not an offering of securities. Any such offer must be accompanied by an Offering document. Readers are urged to consider closely the disclosures in our Offering documents.